Suparna Gold Corp.
302, 1620 West 8th Avenue
Vancouver, BC V6J 1V4

November 15, 2013

**CONFIDENTIAL**

American Bonanza Gold Corp.
Suite 1238, 200 Granville Street
Vancouver, BC V6C 1S4

Attention: Mr. Brian Kirwin, President & CEO

Dear Sir:

**Re: Debenture – Waiver of Default**

This letter agreement sets out the terms and conditions upon which Suparna Gold Corp. ("**Suparna**") will agree to waive certain defaults under the secured, subordinated, convertible debenture dated July 3, 2013 (the "**Debenture**") granted by American Bonanza Gold Corp. ("**AmBon**") in favour of Suparna,.

AmBon and Suparna acknowledge and agree as follows:

(a) AmBon has failed to make the interest payment that was to be paid to Suparna on November 1, 2013 as contemplated by Section 3.2(b) of the Debenture. The failure to make such payment would constitute an Event of Default under Section 9.1 of the Debenture unless waived by Suparna;

(b) AmBon has advised Suparna that AmBon will not make the interest payment that is to be paid to Suparna on December 1, 2013 as contemplated by Section 3.2(b) of the Debenture. The failure to make such payment will also constitute an Event of Default under Section 9.1 of the Debenture unless waived by Suparna; and

(c) Suparna is prepared to confirm the waiver of the occurrence of the above Events of Default relating to payments under the Debenture and agree not to exercise the remedies to which it would otherwise be entitled to in connection with such Events of Default.

In consideration of the premises and the respective covenants and agreements set forth herein and in the Debenture, the receipt and sufficiency of which is hereby acknowledged, AmBon and Suparna agree as follows:

(a) AmBon hereby covenants and agrees that, on January 2, 2014, AmBon shall make payment to Suparna of the following: (i) the accrued interest payments that were to be paid to the Lender on November 1, 2013 and December 1, 2013 as contemplated by Section 3.2(b) of the Debenture; and (ii) the interest payment that is to be paid to Suparna on January 2, 2014 as contemplated by Section 3.2(b) of the Debenture (collectively, the "**Catch-Up Interest Payments**").

(b) Notwithstanding any other term of the Debenture, AmBon also covenants and agrees that AmBon shall make payment to Suparna of interest on the outstanding Catch Up Interest Payments, at the Interest Rate (as defined in the Debenture), calculated and payable on January 2, 2014 (the "**Interest on Interest Payment**").

(c) AmBon also covenants and agrees that it shall make payment to Suparna on January 2, 2014 of a payment in the amount of $10,000 (the "**Additional Payment**").

(d) Suparna hereby confirms the waiver of the past Event of Default noted above and waives the occurrence of the Event of Default that will occur on December 1, 2013 and further agrees not to exercise the remedies to which it would otherwise be entitled to in in connection with such Events of Default under the terms of the Debenture. Notwithstanding the above, if any of the Catch-Up Interest Payments, the Interest on Interest Payment or the Additional Payment is not made as provided for herein, this waiver shall immediately be revoked and Suparna shall be entitled to exercise any and all remedies to which it is entitled.

(e) Except as contemplated herein, the waivers contemplated above do not, and will not, extend to, or affect, any subsequent contraventions of the provisions of the Debenture.

This letter agreement is supplemental to and shall form one agreement with the Debenture, and the Debenture and this letter agreement shall be read together and have effect so far as practicable as though all the provisions thereof and hereof were contained in one instrument.

This letter agreement will be construed in all respects under and be subject to the laws of British Columbia which are applicable to agreements entered into and performed within British Columbia. The parties hereby irrevocably and unconditionally consent to and submit to the exclusive jurisdiction of the courts of the Province of British Columbia for any actions, suits or proceedings arising out of the interpretation or enforcement of the matters contemplated herein (and agree not to commence any action, suit or proceeding relating thereto except in such courts).

This letter agreement may be signed in counterparts which together shall be deemed to constitute one (1) agreement, and delivery of the counterparts may be effected by means of electronic transmission from us to you and from you to us.

If this letter agreement is acceptable, please communicate your acceptance by executing the duplicate copy hereof in the appropriate space below and returning such executed copy to us, prior to 5:00 p.m. (Vancouver time) on November____, 2013 at the address set out on the front page of this letter.

Yours truly,

**SUPARNA GOLD CORP.**

Per: ______________________

Name:
Title:

Agreed to and accepted as of Nov. 15, 2013:

**AMERICAN BONANZA GOLD CORP.**

Per: ______________________

Name: Brian Kirwin
Title: President + CEO

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